Filed Pursuant to Rule 433
Registration Statement No. 333-136965
February 1, 2007
PRICING TERM SHEET
(to Preliminary Prospectus Supplement dated February 1, 2007)

Issuer:	CenterPoint Energy Resources Corp.

Security:	6.25% Senior Notes due 2037

Size:	$150,000,000

Maturity Date:	February 1, 2037

Ratings:	Moody’s S&P Fitch	Baa3 BBB BBB

Coupon:	6.25%

Interest Payment Dates:	February 1 and August 1, commencing August 1, 2007

Price to public:	99.531%

Make-whole call:	At any time at a discount rate of Treasury plus 25 basis points

Expected Settlement Date:	February 6, 2007

Underwriters:	Banc of America Securities LLC Deutsche Bank Securities Inc. J.P. Morgan Securities Inc. Lehman Brothers Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. Incorporated

Treasury Benchmark:	4.500% due February 15, 2036

Treasury Yield:	4.935%

Reoffer Spread:	+135 basis points

Yield to Maturity:	6.285%
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or J.P. Morgan Securities Inc. collect at 1-212-834-4533.